11016357

n.a. 3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SEC Mail Processing Section

FEB 28 2011

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29533

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2010** (MM/DD/YY) AND ENDING **12/31/2010** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **H.D. Vest Investment Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6333 North State Highway 161 – Suite 400
(No. and Street)

Irving (City) **Texas** (State) **75038** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel Bennett **(972) 870-6041**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name -- if individual, state last, first, middle name)

55 Second Street, Suite 1400 (Address) **San Francisco** (City) **California** (State) **94105** (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

****Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).***

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/10

OATH OR AFFIRMATION

I, Joel Bennett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of H.D. Vest Investment Securities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

JENEANE THERESE RICE
Notary Public, State of Texas
My Commission Expires
January 03, 2012

Signature

Financial Operation Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H.D. VEST INVESTMENT SECURITIES, INC.

Table of Contents

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Telephone +1 415 963 5100
Fax +1 415 963 8100
Internet www.us.kpmg.com

Report of Independent Registered Public Accounting Firm

The Shareholder and Director
H.D. Vest Investment Securities, Inc.:

We have audited the accompanying statement of financial condition of H.D. Vest Investment Securities, Inc. (a Texas corporation and wholly owned subsidiary of H.D. Vest, Inc.) (the Company) as of December 31, 2010 that you are filing pursuant to Rule l7a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of H.D. Vest Investment Securities, Inc. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 24, 2011

H.D. VEST INVESTMENT SECURITIES, INC.

Statement of Financial Condition

December 31, 2010

Assets

Assets:		
Cash and cash equivalents	$	44,951,144
Cash required to be segregated under federal or other regulations		827,478
Commissions and accounts receivable		12,465,127
Deferred expenses		1,701,606
Receivable from Parent		571,076
Other assets		146,242
Goodwill		104,300,551
Total assets	$	164,963,224

Liabilities and Shareholder's Investment

Liabilities:		
Commissions payable	$	9,957,395
Amounts due on clearing transactions		827,478
Payable to Parent		9,233,076
Deferred revenue		1,701,606
Other liabilities and accrued expenses		1,148,148
Total liabilities		22,867,703
Shareholder's investment:		
Common stock, $0.032 par value. Authorized 900,000 shares; issued and outstanding 546,000 shares		17,472
Additional paid-in capital		110,999,079
Retained earnings		31,078,970
Total shareholder's investment		142,095,521
Total liabilities and shareholder's investment	$	164,963,224

See accompanying notes to statement of financial condition.

(1) Organization and Summary of Significant Accounting Policies

(a) Organization and Business

H.D. Vest Investment Securities, Inc. (the Company), a wholly owned subsidiary of H.D. Vest, Inc. (the Parent), was incorporated in April 1983 as a Texas corporation. The Parent in turn is a wholly owned subsidiary of Wells Fargo & Company (WFC). The Company is a securities broker-dealer firm registered with the Securities and Exchange Commission (SEC) and securities regulatory commissions in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, and the United States Virgin Islands. The Company is a member of the Financial Industry Regulatory Authority (FINRA), the Securities Industry and Financial Markets Association, and the Securities Investor Protection Corporation. The Company clears security transactions through Wells Fargo Investments, LLC (WFI), on a fully disclosed basis. Accordingly, the Company operates under the exemptive provisions of the SEC Rules 15c3-3(k)(2)(i) and 3(k)(2)(ii). WFI is a wholly owned subsidiary of Wells Fargo Investment Group, Inc. whose ultimate parent is WFC.

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

The Company has evaluated subsequent events from the statement of financial condition date through February 24, 2011, the date at which the statement of financial condition was available to be issued. On January 1, 2011, Wells Fargo Advisors, LLC (WFALLC) acquired substantially all of the assets and liabilities of WFI. On January 14, 2011, all of the Company's retail brokerage customer accounts were transferred to First Clearing, LLC (FCLLC) for clearance and settlement purposes. The ultimate parent of both WFALLC and FCLLC is WFC. The Company determined that there are no other items to be disclosed.

(b) Cash and Cash Equivalents

Included in cash and cash equivalents are cash balances and highly liquid investments with an original maturity of three months or less.

(c) Cash Required to be Segregated Under Federal or Other Regulations

Cash of $827,478 is segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

(d) Fair Values of Assets and Liabilities

At December 31, 2010, the Company had cash equivalents totaling $40,750,635 in money market mutual funds with affiliates, which are considered to be Level 1 assets as defined under Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*. Level 1 valuation is based upon quoted prices for identical instruments traded in active markets.

(e) Income Taxes

The Company is included in the consolidated federal income tax return of WFC. Federal income taxes are generally allocated to the Company as if it had filed a separate return. WFC also files combined state income tax returns in certain states. State income taxes are also allocated to the Company. The Company records its share of WFC's consolidated tax liability in payable to Parent.

(Continued)

The Company accounts for income taxes in accordance with ASC 740, *Accounting for Income Taxes*, resulting in two components of income tax expense: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the current period and includes income tax expense related to the Company's uncertain tax positions, if any. The Company determines deferred income taxes using the balance sheet method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and recognizes enacted changes in tax rates and laws in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. A tax position that meets the "more likely than not" recognition threshold is measured to determine the amount of benefit to recognize. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Interest and penalties are recognized as a component of income tax expense.

(f) Amounts Due on Clearing Transactions

The Company remits customer funds on certain clearing transactions on a settlement-date basis rather than on a trade-date basis. Under the settlement-date basis of the remittance, the Company holds customer funds from the trade date until the time at which the trades are cleared by the product sponsor (not to exceed three business days).

(g) Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(h) Goodwill

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired and is reviewed at least annually for impairment. See note 5.

In December 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-28, *Intangibles-Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts, a consensus of the FASB Emerging Task Force (Issue No. 10-A)*. ASU 2010-28 modifies Step 1 of the goodwill impairment test under ASC Topic 350 for reporting units with zero or negative carrying amounts to require an entity to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are adverse qualitative factors, including the examples provided in ASC paragraph 350-20-35-30, in determining whether an intern goodwill impairment test between annual test dates is necessary. The ASU allows an entity to use either the equity or enterprise valuation premise to determine the carrying amount of a reporting unit. ASU 2010-28 is effective for fiscal years beginning after December 15, 2011 for a nonpublic company. The Company expects that the adoption of ASU 2010-28 in 2012 will not have a material impact on the statement of financial condition.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (ratio of AI/NC), both as defined, shall not exceed 15-to-1. Minimum net capital cannot be less than $250,000 or 6⅔% of aggregate indebtedness, whichever is greater. At December 31, 2010, the Company had net capital, required net capital, excess net capital, and a ratio of AI/NC as follows:

Net capital	$ 29,547,089
Required net capital	1,518,539
Excess net capital	$ 28,028,550
Ratio of AI/NC	. 77 to 1

The Company is exempt from the provisions of SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Securities. Accordingly, the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

(3) Related-Party Transactions

The Company routinely engages in various financial transactions with affiliated companies. The statement of financial condition may not necessarily be indicative of the financial position that would have existed had the Company operated as an independent enterprise. The nature of these transactions is described below.

The Company has a facilities and services agreement with its Parent. The Parent pays substantially all costs of the Company, including payroll, general and administrative expenses, and rent, but not commissions and, in turn, charges the Company a facilities and service fee. Per the agreement, expenses incurred by the Parent solely for the benefit of the Company are directly charged through the fee. Shared services incurred by the Parent are allocated to support entities through the fee based on a percentage of revenue. Included in the payable to Parent on the accompanying statement of financial condition is $2,886,598 resulting from this fee.

The Company periodically advances funds to its Parent. Such advances are offset against facilities and service fees owed to the Parent.

At December 31, 2010, the Company had $3,353,858 of cash and cash equivalents held with related parties.

(4) Litigation and Contingencies

In the normal course of business, there are various lawsuits, claims, and contingencies pending against the Company, including governmental and self-regulatory organization inquiries, investigations and proceedings. In accordance with ASC 450, *Contingencies,* the Company has established provisions for estimated losses from pending lawsuits, claims, investigations and proceedings. Although the ultimate outcome of the various matters cannot be ascertained at this point, it is the opinion of management, after consultation with counsel, that the resolution of the foregoing matters will not have a material adverse effect on the financial position of the Company, taken as a whole. Such resolution may, however, have a material effect on the results of operations or cash flows in any future period, depending on the level of income for such period.

(Continued)

(5) Goodwill

On July 2, 2001, the stock of the Parent was acquired by WFC for $127.5 million. The transaction was treated as a purchase, which generated goodwill that was allocated to the Company. The total amount of goodwill allocated to the Company as a result of this transaction was $104,300,551.

ASC 350, *Intangibles – Goodwill and Other*, requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but be tested for impairment at least annually. Goodwill attributable to the Company was tested for impairment by comparing the fair value with its carrying value during 2010. Fair value was determined using a discounted cash flow methodology. Based on this impairment test, no impairment charge was necessary.

(6) Income Taxes

Included in receivable from Parent is a deferred tax asset of $306,864 and a current state tax receivable of $264,212 and included in payable to Parent is a current federal tax payable of $7,501,616. The primary temporary difference that gives rise to the deferred tax asset relates to certain contingent liabilities. The Company has determined that it is not required to establish a valuation allowance for the deferred tax asset, as management believes it is more likely than not that the deferred tax asset will be realized based on the Company's prospects for generation of future taxable income.

The Company does not have any uncertain tax positions at December 31, 2010.

KPMG

H.D. VEST INVESTMENT SECURITIES, INC.

Statement of Financial Condition

December 31, 2010

(With Report of Independent Registered Public Accounting Firm Thereon)